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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

RECEIVED MAR 04 2002 PROCESSING

| SEC FILE NUMBER |
|---|
| 8-51151 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Caboto USA, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 53rd Street, 33rd Floor
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

| 1345 Avenue of the Americas | New York | New York | 10105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholder's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Exemptive Provision under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 24017a-5(e)(3)*


ANDERSEN

**REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS**

To the Board of Directors and Stockholder of
Caboto USA, Inc.:

We have audited the accompanying statement of financial condition of Caboto USA, Inc. (a Delaware corporation and wholly owned subsidiary of Caboto IntesaBci SIM S.p.A.) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Caboto USA, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

New York, New York
February 28, 2002

**CABOTO USA, INC.**

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 1,251,716 |
| FEES AND COMMISSIONS RECEIVABLE FROM PARENT | 767,436 |
| FIXED ASSETS AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation and amortization of $191,098 | 252,200 |
| PREPAID ASSETS | 13,895 |
| Total assets | $ 2,285,247 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 365,600 |
| Total liabilities | 365,600 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding | 10 |
| Additional paid-in capital | 1,999,990 |
| Accumulated deficit | (80,353) |
| Total stockholder's equity | 1,919,647 |
| Total liabilities and stockholder's equity | $ 2,285,247 |

The accompanying notes are an integral part of this statement.

**CABOTO USA, INC.**

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND BUSINESS

Caboto USA, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is owned by Caboto Holding Sim S.p.A. (the "Parent"), and both the Company and Parent are wholly owned by Banca Intesa S.p.A. The Parent merged with Caboto Sim S.p.A. on January 1, 2001, and kept the name as Caboto Holding Sim S.p.A. As of December 31, 2001, the Parent changed its name to Caboto IntesaBci SIM S.p.A. The Company provides investment banking and asset management advisory services and brokers primarily Italian debt and equity securities to U.S. institutional investors. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

2. SUMMARY OF SIGNIFICANT POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial condition. Management does not believe that actual results will differ materially from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as amounts which are readily convertible into cash and highly liquid investments with an original maturity of three months or less.

Depreciation and Amortization

Office furniture and equipment are depreciated using the straight-line depreciation method over a period of five years. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the estimated economic life of the improvement.

3. COMMITMENTS

The Company leases office space under an agreement with Banca Intesa S.p.A., which expires on September 31, 2005. Future minimum rental commitments under the lease agreement are as follows:

| For the year ending: | |
|---|---|
| 2002 | $ 120,000 |
| 2003 | 120,000 |
| 2004 | 120,000 |
| 2005 | 90,000 |
| | $ 450,000 |

**CABOTO USA, INC.**

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

4. RELATED PARTY TRANSACTIONS

The Parent pays marketing fees to the Company for performing promotional services on behalf of the Parent. During the year ended December 31, 2001, the Company earned $1,200,000 in marketing fees.

The Company executes customer securities transactions with the Parent, and commissions are paid to the Company from the Parent.

5. INCOME TAXES

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

As of December 31, 2001, the Company had a deferred asset of approximately $5,000, resulting from a net operating loss carryforward, which has been fully offset by a valuation allowance. The Company utilized net operating losses of approximately $37,000 against taxable income in the current year. The federal statutory rate differs from the effective rate due to nondeductible expenses and the utilization of the net operating losses. The remaining net operating losses of approximately $16,500 will expire through 2014. Additionally, the provision for income taxes of $3,300 relates to state and local taxes.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. As of December 31, 2001, the Company's net capital was $886,116, which was $786,116 in excess of the minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .4 to 1 at December 31, 2001.

7. CONCENTRATION OF CREDIT RISK

The Company enters into various transactions in the normal course of business. The execution of these transactions may result in a concentration of credit risk. The Company is liable for amounts uncollected from customers.


ANDERSEN

To the Shareholder of
Caboto USA, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Caboto USA, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13 and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 28, 2001

Arthur Andersen LLP